

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2012

Via E-mail
John B. Whelan
Chief Executive Officer and Chief Financial Officer
A.P. Pharma, Inc.
123 Saginaw Drive
Redwood City, CA 94063

> **Re: A.P. Pharma, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 24, 2012**
> **File No. 333-183549**

Dear Mr. Whelan:

We have limited our review of your registration statement to the issue we have addressed in our comment below.

Please respond to this letter by amending your registration statement. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and any information you provide in response to our comment, we may have additional comments.

General

1. We note your shares are currently traded on the OTC Bulletin Board. As the OTC Bulletin Board is not a national securities exchange or an automated quotation system of a national securities association, it appears that you are not eligible to conduct a secondary offering on Form S-3 in reliance on General Instruction I.B.3. to Form S-3. Accordingly, please amend your registration statement to convert to a form for which you are eligible to conduct a secondary offering. Please see Securities Act Forms C&DI 116.12 (February 2009).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karen Ubell at (202) 551-3873 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director

cc: Via E-mail
        Ryan Murr, Esq.
        Ropes & Gray LLP